Filed Pursuant to Rule 253(g)(2)

File No. 024-10691

Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC

SUPPLEMENT NO. 3 DATED OCTOBER 3, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC (the “Company,” “we,” “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “SEC”) as part of our post-qualification amendment that was qualified by the SEC on August 10, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Appendix: Information Contained in Semi-Annual Report on Form 1-SA for the Semiannual Period Ended June 30, 2018

Appendix

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2018. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2018 and 2017 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, (“We”, “us, the “Company”), is a Delaware limited liability company formed on November 19, 2015, primarily to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area (“MSA”). Operations commenced on May 26, 2017. We use substantially all of the net proceeds from our Offering to invest in the acquisition of property for the development of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “For-Sale Housing”). We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, real estate-related debt and other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns.

We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com (the “Fundrise Platform”) that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors.

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on August 13, 2018 (the “Offering Circular”), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and will continue to offer up to $50 million in common shares in our Offering in any given twelve month period. As of August 15, 2018 and June 30, 2018, we have raised total gross offering proceeds of approximately $31.1 million and $24.0 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor). As of August 15, 2018 and June 30, 2018 we have settled subscriptions in our Offering and private placements of approximately 3,112,000 and 2,398,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of August 15, 2018, approximately 2,189,000 of our common shares remained available for sale to the public under our Offering. The per share purchase price for our common shares is currently $10.00 per share, an amount that was arbitrarily determined by our Manager. The per share purchase price of our common shares is adjusted semi-annually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal semi-annual period (NAV per share) beginning after December 31, 2018. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60 day waiting period, for their investment in our shares.

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested. In addition, as we expect primarily to invest in the acquisition of property for the development of For-Sale Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

2

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership (“PTP”) Safe Harbor, or for any other reason.

As of June 30, 2018, approximately 44,600 common shares had been submitted for redemption through our redemption plan, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2 —Summary of Significant Accounting Policies, included in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development and rental, or development and sale of for-sale housing. We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, as real estate-related debt and other real estate-related assets. Our income will be primarily derived through the difference between revenue and the cost at which we are able to sell or manage our properties.

Results of Operations

On July 5, 2017, we fully commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our sponsor and Fundrise, LP). For the six months ended June 30, 2018 and 2017, we had a total net income of approximately $136,000 and a net loss of approximately $25,000, respectively.

The Company had twenty-three and two investments as of June 30, 2018 and 2017, respectively. Additionally, the Company listed and sold its first single family home during the six months ended June 30, 2018.

Income

Overall increases to income from the six months ended June 30, 2017 to the six months June 30, 2018 were attributable to our ramp up phase. We expect cash flows from operating activities to increase in future periods as a result of adding more investments to our portfolio, and funding future commitments.

3

Interest Income

For the six months ended June 30, 2018 and 2017, we earned interest income of approximately $226,000 and $0, respectively.

Rental Income

For the six months ended June 30, 2018 and 2017, we earned rental income of approximately $130,000 and $225, respectively.

Gain on Sale of Real Estate Held for Improvement

During the six months ended June 30, 2018 we sold one single family home that was held for improvement for a gain of approximately $107,000. No sales occurred during the six months ended June 30, 2017.

Expenses

Expenses increased from the six months ended June 30, 2017 to the six months June 30, 2018 due to our ramp up of operations.

General and Administrative

For the six months ended June 30, 2018 and 2017, we incurred general and administrative expenses of approximately $127,000 and $20,000, respectively, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Asset Management Fees

For the six months ended June 30, 2018 and 2017, we incurred asset management fees of approximately $83,000 and $0, respectively. The increase in asset management fees is a result of the expiration of the fee waiver period.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from this Offering to conduct our operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2018, we had deployed approximately $23.1 million for twenty-three investments and had approximately $1.2 million in cash. In addition to our investments of approximately $23.1 million, we have future funding commitments up to an additional $755,000 related to our investments. As of December 31, 2017, we had fourteen investments, and had approximately $178,000 in cash. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2018.

As of June 30, 2018 and December 31, 2017, we had outstanding debt of approximately $0 and $3.0 million, respectively, that was drawn from our grid note with our Sponsor (See Note 8, Related Party Arrangements in our consolidated financial statements). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of property for the development and sale of For-Sale Housing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

4

If we are unable to fully raise $50.0 million in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Outlook and Recent Trends

We are encouraged by continued improvement in commercial real estate capital and credit markets, as well as the positive macroeconomic growth supporting the residential real estate industry.

Interest rates are rising from historical lows. As a protective measure, the Manager may seek to secure long-term, fixed rate debt on the property while rates remain attractive, thereby mitigating interest rate risk. On the other hand, in some instances, the Manager may purchase assets without debt in order to maintain the ability to obtain leverage at a later date at more attractive terms, if interest rates fall in the near-to-midterm.

Our Management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and mid-term target investment durations, we believe we will remain well positioned, as compared to our competitors, if the event current market dynamics deteriorate.

Off-Balance Sheet Arrangements

As of June 30, 2018, and December 31, 2017, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements” in our consolidated financial statements.

5

Our Management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and mid-term target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recent Developments

The following table summarizes assets acquired by the Company since June 30, 2018 (through August 15, 2018):

Asset Name	Zip Code	Beds/Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
L60	90042	3/1.5	1,217	8/3/2018	$817,700	$10,000
D32	90065	3/2	1,613	7/31/2018	$736,900	$10,000

(1)	There can be no assurance that the anticipated completion cost will be achieved.

Updates to Redemptions of Assets:

Commonwealth Senior Loan – 600 BLOCK COMMONWEALTH, LLC

On February 8, 2018, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $500,000 (the “Commonwealth Senior Loan”). The borrower, 600 Block Commonwealth LLC, a California limited liability company (“Commonwealth”), used the loan proceeds to purchase land in the Silver Lake Neighborhood of Los Angeles, CA (the “Commonwealth Property”), and planned to combine with an adjacent parcel to build a 12-unit small lot development after securing construction financing.

On July 20, 2018, 600 Block Commonwealth LLC paid off the Commonwealth Senior Loan for the full amount of the outstanding principal balance plus interest. All interest payments were paid in full during the investment period, and the investment yielded approximately 18.0% annualized return. Principal drawn-to-date totaled approximately $375,000 as of the pay-off date. The borrower secured a construction loan; the proceeds of which were used to pay off the investment.

Item 2.	Other Information

None.

Item 3.	Consolidated Financial Statements

6

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

F-1

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	As of	As of
	June 30, 2018	December 31, 2017
	(unaudited)	(*)
ASSETS
Cash and cash equivalents	$1,143	$178
Restricted cash	33	23
Interest receivable	22	16
Other assets	11	61
Real estate deposits	118	1,281
Investments in single-family residential rental properties, net	3,940	3,495
Real estate held for improvement	10,925	3,895
Investments in equity method investees	3,333	-
Real estate debt investments	4,918	4,262
Total Assets	$24,443	$13,211

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$70	$147
Settling subscriptions	427	236
Rental security deposits and other liabilities	40	26
Due to related party	123	37
Redemptions payable	78	17
Due to developer	55	-
Note payable - related party	-	3,045
Total Liabilities	793	3,508

Members’ Equity:
Common shares; unlimited shares authorized; 2,397,807 and 982,139 shares issued and 2,353,183 and 972,293 outstanding as of June 30, 2018 and December 31, 2017, respectively	23,973	9,821
Redemptions – common shares	(439)	(98)
Retained Earnings (Accumulated deficit)	116	(20)
Total Members’ Equity	23,650	9,703
Total Liabilities and Members’ Equity	$24,443	$13,211

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2018	June 30, 2017
	(unaudited)	(unaudited)
Income
Interest income	$226	$-
Rental income	130	-
Equity in earnings (losses)	(7)	-
Gain on sale of real estate	107	-
Total income	456	-

Expenses
Property operating and maintenance	50	3
Depreciation	24	-
Interest expense – related party note	36	2
Asset management and other fees – related party	83	-
General and administrative expenses	127	20
Total expenses	320	25

Net income (loss)	$136	(25)
Net income (loss) per basic and diluted common share	$0.09	$(26.9)
Weighted average number of common shares outstanding, basic and diluted	1,578,543	929

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

F-3

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statement of Members’ Equity

For the Six Months Ended June 30, 2018 (unaudited)

(Amounts in thousands, except share and per share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'
	Shares	Amount	Deficit)	Equity
December 31, 2017	972,293	$9,723	$(20)	$9,703
Proceeds from issuance of common shares	1,415,668	14,157	-	14,157
Redemptions of common shares	(34,778)	(341)	-	(341)
Offering costs	-	(5)	-	(5)
Net income (loss)	-	-	136	136
June 30, 2018	2,353,183	$23,534	$116	$23,650

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2018	June 30, 2017
	(unaudited)	(unaudited)

OPERATING ACTIVITIES:
Net income (loss)	$136	$(25)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	7	-
Depreciation expense	24	-
Gain on sale of real estate	(107)	-
Net (increase) decrease in interest capitalized to investment principal	(103)	-
Net decrease (increase) in other assets	50	(6)
Net decrease (increase) in restricted cash	(10)	-
Net increase (decrease) in due to developer	55	-
Net decrease (increase) in interest receivable	(6)	-
Net increase (decrease) in due to related party	86	15
Net increase (decrease) in accounts payable and accrued expenses	(77)	11
Net increase (decrease) in interest payable – related party	(7)	2
Net increase (decrease) in rental security deposits and other liabilities	14	-
Net cash provided by (used in) operating activities	62	(3)
INVESTING ACTIVITIES:
Investment in real estate debt investments	(678)	-
Repayment of real estate debt investment	125	-
Acquisition of real estate held for improvement	(6,453)	-
Improvements of real estate held for improvement	(356)	-
Acquisitions of single-family residential rental properties	-	(888)
Improvements in single-family residential rental properties	(9)	-
Proceeds from sale of real estate	521	-
Investment in equity method investees	(3,340)	-
Release (issuance) of real estate deposits	63	(16)
Net cash provided by (used in) investing activities	(10,127)	(904)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	13,921	736
Proceeds from notes payable – related party	5,012	907
Repayment of notes payable – related party	(8,050)	-
Proceeds from settling subscriptions	427	678
Cash paid for shares redeemed	(280)	-
Net cash provided by (used in) financing activities	11,030	2,321

Net increase (decrease) in cash and cash equivalents	965	1,414
Cash and cash equivalents, beginning of year	178	5
Cash and cash equivalents, end of year	$1,143	$1,419

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$43	$0

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Redemptions payable	$61	$-
Release of deposit for acquisition of real estate	$1,101	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the “Company”) was formed on Novembr 19, 2015, as a Delaware Limited Liability Company to invest in the acquisition of land for and development of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other real estate investments. Operations commenced on May 26, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise For-Sale Housing eFund – Los Angeles CA, LLC except where the context otherwise requires.

Each single-family real estate investment of the Company is acquired by a separate Limited Liability Company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware Limited Liability Company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50.0 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2018 and December 31, 2017. The Offering was initially declared qualified by the SEC on May 10, 2017, and we subsequently qualified additional shares in 2018. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering.

A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve month period. The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2018 and December 31, 2017, the Company has issued approximately 2,398,000 shares and 982,000 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares at $10.00 per share for an aggregate purchase price of $5,000, as of June 30, 2018 and December 31, 2017. In addition, as of December 31, 2017, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000.

As of June 30, 2018 and December 31, 2017, the total amount of equity issued and outstanding by the Company on a gross basis before considering amortization of offering costs was approximately $24.0 million and $9.8 million, respectively, and the total amount of settling subscriptions was approximately $427,000 and $236,000, respectively. Both of the settling subscription amounts were based on a $10.00 per share price.

The Company has a December 31st fiscal year end.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2017 balance sheet and certain related disclosures are derived from the Company’s December 31, 2017 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

F-6

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash deposited in accounts related to rental security and pet deposits. Amounts deposited in these accounts can only be used as provided for in the rental leasing agreements, and, therefore, are separately presented within our consolidated balance sheets.

Organizational and Offering Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

F-7

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organization and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will book a liability for organization costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense for organization costs.

As of June 30, 2018 and December 31, 2017, the Manager had incurred organizational and offering costs of approximately $454,000 and $443,000, respectively, on behalf of the Company. However, because the Hurdle Rate was not met, this amount was not due to the Manager as of June 30, 2018 and December 31, 2017, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the six month period. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the six month period.

Real Estate Deposits

During the closing on an investment in single-family residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Single-Family Residential Rental Properties and Real Estate Held for Improvement

Our investments in single-family residential rental properties and real estate held for improvement includes the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing and renting, or developing and selling the properties, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements (Real Estate Held for Improvement). All of our transactions are asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be rented or sold.

F-8

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions, improvement activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Single Family Residential Properties Held For Sale

From time to time, we may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Real Estate Debt Investments

Our real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests and unconsolidated joint ventures.

Our real estate debt investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

As of December 31, 2017 our real estate debt investments were not considered impaired.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our shareholders, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

F-9

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

 In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership (“PTP”) Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is intended to be treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

Effective for the year ended December 31, 2017, the Company is required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded as property operating and maintenance expenses in the consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities. As of June 30, 2018 and 2017, no amortization of premium, discount, origination costs or fees have been incurred.

Gains on sale of real estate are recognized net of cost and selling expenses and at the time each single family home is delivered and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-10

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company is continuing to evaluate the impact of ASU 2014-09.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The standard is effective on January 1, 2020, with early adoption permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. Early adoption is permitted for transactions that have not been reported in issued consolidated financial statements. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

F-11

3.	Investments in Single-Family Residential Rental Properties and Real Estate Held for Improvement

The following table presents the Company’s investments in single-family residential rental properties (amounts in thousands):

	As of June 30, 2018	As of December 31, 2017
Land- acquisition allocation	$2,489	$2,320
Building - acquisition allocation	1,396	1,115
Post-acquisition capitalized improvements	89	70
Total gross investment in single-family residential rental properties	$3,974	$3,505
Less: accumulated depreciation	(34)	(10)
Total investment in single-family residential rental properties, net	3,940	3,495

As of June 30, 2018 and December 31, 2017, the carrying amount of the single-family residential rental properties above included capitalized transaction costs of approximately $88,000 and $77,000, respectively, which includes acquisition fees paid to the Sponsor of $76,000 and $67,000, respectively.

During the six months ended June 30, 2018 and 2017, the Company recognized approximately $24,000 and $0 of depreciation expense on single-family residential rental properties.

The following table presents our real estate held for improvement (amounts in thousands):

	As of June 30, 2018	As of December 31, 2017
Land- acquisition allocation	$7,409	$2,780
Building - acquisition allocation	3,147	1,089
Post-acquisition capitalized improvements	369	26
Total investment in real estate held for improvement	$10,925	$3,895

As of June 30, 2018, and December 31, 2017, real estate held for improvement included capitalized transaction costs of approximately $519,000 and $117,000, respectively, which includes acquisition fees paid to the Sponsor of approximately $202,000 and $75,000, respectively.

4.	Real Estate Debt Investments

The following table describes our real estate debt investments activity (amounts in thousands):

Real Estate Debt Investments	Six months ending June 30, 2018	Year ending December 31, 2017
Beginning balance	$4,262	$-
Investments (1)	781	4,262
Principal repayments	(125)	-
Ending balance	$4,918	$4,262

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

F-12

The following table describes our real estate debt investments as of June 30, 2018 (amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	3	$4,918	$755	$4,918
Balance as of June 30, 2018		$4,918	$755	$4,918

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table describes our real estate debt investments as of December 31, 2017 (amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	2	$4,262	$911	$4,262
Balance as of December 31, 2017		$4,262	$911	$4,262

As of June 30, 2018 and December 31, 2017, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements.

The following table presents certain information about the Company’s real estate debt investments, as of June 30, 2018, by contractual maturity grouping (amounts in thousands):

Asset Type	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	$4,918	$—	$—	$—
Balance as of June 30, 2018	$4,918	$—	$—	$—

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2017, by contractual maturity grouping (amounts in thousands):

Asset Type	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	$—	$4,262	$—	$—
Balance as of December 31, 2017	$—	$4,262	$—	$—

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” At June 30, 2018, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

F-13

5.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2018	As of December 31, 2017
Rents receivable	$-	$3
Due from property manager	-	41
Due from related party	3	-
Prepaid insurance	3	15
Other prepaid expenses	5	2
Total other assets	$11	$61

6.	Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	As of June 30, 2018	As of December 31, 2017
Beginning balance	$-	$-
New investments in equity method investees	3,340	-
Distributions received	-	-
Equity in earnings (losses) of equity method investees	(7)	-
Ending balance	$3,333	$-

As of June 30, 2018, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 98.8% non-controlling member interest in RRE F1 LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street

2)	Acquired in 2018, a 90% non-controlling member interest in Marathon 12 LLC, whose activities are carried out through the following wholly-owned asset: P Joseph Marathon 12

The combined results of operations and financial position of the Company’s equity method investments are summarized below (amounts in thousands):

	RRE F1 LLC	Marathon 12 LLC
Condensed balance sheet information:	As of June 30, 2018	As of June 30, 2018
Real estate assets, net	$2,031	$5,767
Other assets	68	4
Total assets	$2,099	$5,771

Notes payable	$-	$4,320
Accounts payable and other liabilities	26	6
Equity	2,073	1,445
Total liabilities and equity	$2,099	$5,771
Company’s equity investment	$2,048	$1,285

F-14

	RRE F1 LLC	Marathon 12 LLC
Condensed income statement information:	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018
Total revenue	$-	$-
Total expenses	7	-
Net income (loss)	$(7)	$-
Company’s equity in net income (loss) of investee	$(7)	$-

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature as they are Level 1 assets. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The method utilized generally includes a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. As a result of this assessment, as of June 30, 2018 and December 31, 2017, management estimated that the carrying value of our real estate debt investments approximates fair value.

As a result of this assessment, as of June 30, 2018 and December 31, 2017, management estimated the fair value of our real estate debt investments to be approximately $4.9 million and $4.3 million, respectively.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees, reimbursements, and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to meeting the Hurdle Rate. The Company will reimburse the Manager, subject to the reimbursement limit, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

F-15

An asset management fee is owed quarterly to the manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From inception through December 31, 2017, the Manager waived the asset management fee. From January 1, 2018 through June 30, 2018, the Company paid the Manager a quarterly asset management fee of one-fourth of 0.85%. From inception through December 31, 2018, this fee will be based on our net offering proceeds as of the end of each quarter. Beginning January 1, 2019, this fee will be based on our NAV at the end of each prior quarter.

During the six months ended June 30 2018 and 2017, we have incurred asset management fees of approximately $82,000 and $0, respectively. As June 30 2018 and December 31, 2017, approximately $82,000 and $0, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged as of June 30, 2018.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2018, there have been no non-performing assets and no special servicing fees have been accrued to the Manager.

The Company will also pay the Manager a disposition fee in the event that a for-sale housing project is sold to a homebuyer investor. The fee may range from 0 to 1.5% of the gross proceeds after repayment of any property level debt. As of June 30, 2018, no fees have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. The ability to warehouse investments will allow the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. During the six months ended June 30, 2018 and year ended December 31, 2017, the Company purchased one and two investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2018 and 2017 fees of approximately $10,000 and $4,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 9,500 shares, as of June 30, 2018 and December 31, 2017, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the period ended June 30, 2018 and 2017, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

F-16

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its other Fundrise investment funds. The loan bears a 3.0% interest rate and expires on January 31, 2019. The total drawn between the eight noteholders may not exceed an aggregate amount of $10.0 million. During the six months ended June 30, 2018 and 2017, the Company incurred interest of approximately $36,000 and $2,000, respectively. As of June 30, 2018 and December 31, 2017 approximately $0 and $3 million of interest and principal remains payable to Rise Companies Corp.

Executive Officers of Our Manager

As of the date these consolidated financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Concentration risk is the risk of loss due to the concentration of exposure to a specific investment, issuer, individual transaction, or geographic location. Our limited geographic diversity means that adverse general economic or other conditions in the Los Angeles, CA market could negatively impact our business, results of operations and financial condition.

10.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

The Company is not aware of any subsequent event which would require recognition or disclosure.

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